NEWS RELEASE

Paramount Energy Trust Announces Debentureholder Approval of Amendments to its 6.25% Convertible Debentures Due 2011

Calgary, Alberta – December 7, 2009.  Paramount Energy Trust (TMX: PMT.UN) ("PET" or the "Trust") today announced that holders of its 6.25% convertible unsecured subordinated debentures due April 30, 2011 (the "2011 Debentures") (TMX: PMT.DB.B) passed an extraordinary resolution approving certain amendments to the trust indenture governing the 2011 Debentures.  A summary of the amendments are as follows.

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Coupon increased to 7.25%;

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Conversion price reduced to $7.50 per Trust Unit;

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Maturity date extended to January 31, 2015; and

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Non-call period set at January 31, 2013.

All other terms of the 2011 Debentures will remain unchanged.

PET will now proceed to enter into a supplemental trust indenture to implement this extraordinary resolution which it intends to do on or about December 15, 2009.

The Trust was also seeking approval for similar amendments to its 6.25% convertible unsecured subordinated debentures due June 30, 2010 (the "2010 Debentures"). Although the majority of the 2010 Debentureholders voted in favour of the proposed amendments, earlier in the day today the Trust elected to cancel and not proceed with the meeting of its 2010 Debentures.

NOTICE TO UNITED STATES DEBENTUREHOLDERS

The solicitation described herein is made for the securities of a Canadian entity and is subject to Canadian disclosure requirements that are different from those of the United States.  Financial statements included or incorporated by reference in the Circular related to the solicitation have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and United States auditing and auditor independence standards.  As a result, such financial statements may not be comparable to the financial statements of United States companies.

PET is an unincorporated open-ended income trust established under the laws of the Province of Alberta, Canada.  It may be difficult for U.S. Debentureholders to enforce their rights and any claim that they may have arising under United States federal or state securities laws, as PET and its administrator are organized or incorporated, as applicable, under the laws of Alberta, Canada, all or most of their assets are located in Canada, and all of the officers and directors of the administrator of PET are residents of Canada.  You may not be able to sue a foreign entity or its officers or directors in a foreign court for violations of U.S. federal or state securities laws.  It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court's judgment.

ABOUT PET

Paramount Energy Trust is a natural gas-focused Canadian energy trust. PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

For further information please contact:

Paramount Energy Operating Corp.

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

Telephone: (403) 269-4400

Fax: (403) 269-4444

Email: info@paramountenergy.com

Website: www.paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer

Cameron R. Sebastian Vice President, Finance and Chief Financial Officer

Sue M. Showers Investor Relations and Communications Advisor

The TMX Group has neither approved nor disapproved the information contained herein.